

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2024

Terrence M. Tierney
President and Chief Financial Officer
Trustfeed Corp.
10940 Wilshire Boulevard
Suite 705
Los Angeles, CA 90024

> **Re: Trustfeed Corp.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 25, 2024**
> **File No. 000-56555**

Dear Terrence M. Tierney:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　Office of Technology

cc:　　Stephen E. Fox